                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. __)(1)

                          Universal Display Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    91347P105
                     --------------------------------------
                                 (CUSIP NUMBER)

                             Clifford D. Schlesinger
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                                  215 977-2000
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 1996
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981-10-0
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Sherwin I. Seligsohn Irrevocable Indenture of Trust
            dated 7/29/93 FBO Scott Seligsohn
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                        Philadelphia, Pennsylvania, USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                                    0

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                          1,676,000

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                               0

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                     1,676,000

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,676,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                      7.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760981-10-0
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Sherwin I. Seligsohn Irrevocable Indenture of Trust
            dated 7/29/93 FBO Lori S. Rubenstein
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                        Philadelphia, Pennsylvania, USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                                    0

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                          1,676,000

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                               0

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                     1,676,000

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,676,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                      7.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Scott Seligsohn
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                              370,242

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                          3,176,000

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                         370,242

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                     3,176,000

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,546,242
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                     14.7%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Lori S. Rubenstein
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                              125,000

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                          3,176,000

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                         125,000

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                     3,176,000

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,301,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                     13.7%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 91347P105
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Clifford D. Schlesinger
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                                    0

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                          3,176,250

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                               0

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                     3,176,250

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,176,250
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                     13.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  Universal Display Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  375 Phillips Boulevard
                  Ewing, New Jersey 08618

Item 2(a).        Name of Persons Filing:

                  This statement is filed by:

                  A. The Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Scott Seligsohn ("Seligsohn Trust"), of which Scott Seligsohn ("Seligsohn"), Lori S. Rubenstein ("Rubenstein") and Clifford
                  D. Schlesinger ("Schlesinger") serve as co-trustees, with respect to (1) the 1,500,000 shares of common stock, par value $0.01 per share ("Common Stock") of Universal Display Corporation (the "Company") owned by it and (2) the 176,000 shares of Common Stock owned by American Biomimetics Corporation (the "ABC Shares"), of which the Seligsohn Trust and the Sherwin I. Seligsohn Irrevocable Indenture of Trust FBO Lori S. Rubenstein ("Rubenstein Trust" and, together with the Seligsohn Trust, the "Trusts") are the principal shareholders.

                  B. The Rubenstein Trust, of which Seligsohn, Rubenstein and Schlesinger serve as co-trustees, with respect to (1) the 1,500,000 shares of Common Stock of the Company owned by it and (2) the ABC Shares.

                  C. Seligsohn with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation,
                  (3) 262,750 options to purchase Common Stock and (4) the 107,492 shares of Common Stock owned directly by him.

                  D. Rubenstein with respect to (1) the Common Stock held by the Trusts in her capacity as co-trustee of the Trusts, (2) the ABC Shares in her capacity as co-trustee of Trusts in their capacity as shareholders of American Biomimetics Corporation and (3) the 125,000 shares of Common Stock owned directly by her.

                  E. Schlesinger with respect to (1) the Common Stock held by the Trusts in his capacity as co-trustee of the Trusts, (2) the ABC Shares in his capacity as co-trustee of Trusts in their capacity as shareholders of ABC Shares and (3) the 250 shares of Common Stock owned jointly by Schlesinger and his wife.

                  The Trusts, Seligsohn, Rubenstein and Schlesinger are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of the Trusts is:

                  c/o Clifford D. Schlesinger, Esquire
                  Wolf, Block, Schorr & Solis-Cohen LLP
                  1650 Arch Street, 22nd Floor
                  Philadelphia, PA 19103

                  The principal business address of Seligsohn and Rubenstein is:

                  375 Phillips Boulevard
                  Ewing, NJ 08618

                  The principal business address of Schlesinger is:

                  Wolf, Block, Schorr & Solis-Cohen LLP
                  1650 Arch Street, 22nd Floor
                  Philadelphia, PA 19103

Item 2(c).        Citizenship:

                  The Trust are trusts formed in Pennsylvania, USA. Seligsohn, Rubenstein and Schlesinger are all citizens of the United States.


Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share

Item 2(e).        CUSIP Number:

                           91347P105

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), check whether the person filing is a:     N/A

                      (a)  [ ]    Broker or dealer registered under Section 15
                                  of the Exchange Act;

                      (b)  [ ]    Bank as defined in Section 3(a)(6) of the
                                  Exchange Act;

                      (c)  [ ]    Insurance Company as defined in Section
                                  3(a)(19) of the Exchange Act;

                      (d)  [ ]    Investment Company registered under Section 8
                                  of the Investment Company Exchange Act;

                      (e)  [ ]    Investment Adviser in accordance with Rule
                                  13d-1(b)(1)(ii)(E);

                      (f)  [ ]    Employee BenefitPlan or Endowment Fund in
                                  accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)  [ ]    Parent Holding Company or Control Person in
                                  accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)  [ ]    Saving Association as defined in Section 3(b)
                                  of The Federal Deposit Insurance Act;

                      (i)  [ ]    Church  Plan that is  excluded from the
                                  definition of an Investment Company under
                                  Section 3(c)(14) of the Investment Company
                                  Act;

                      (j)  [ ]    Group, in accordance with Rule
                                  13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  A.       Seligsohn Trust

                  (a)   Amount beneficially owned:                                                     1,676,000
                  (b)   Percent of Class:                                                                   7.0%
                  (c)   Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                             0
                      (ii)  Shared power to vote or to direct the vote:                                1,676,000
                      (iii) Sole power to dispose or direct the disposition of:                                0
                      (iv)  Shared power to dispose or to direct the disposition of:                   1,676,000

                  B.       Rubenstein Trust

                  (a)  Amount beneficially owned:                                                      1,676,000
                  (b)  Percent of Class:                                                                    7.0%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                             0
                      (ii)  Shared power to vote or to direct the vote:                                1,676,000
                      (iii) Sole power to dispose or direct the disposition of:                                0
                      (iv)  Shared power to dispose or to direct the disposition of:                   1,676,000




                  C.       Seligsohn

                  (a)  Amount beneficially owned:                                                      3,546,242
                  (b)  Percent of Class:                                                                   14.7%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                       370,242
                      (ii)  Shared power to vote or to direct the vote:                                3,176,000
                      (iii) Sole power to dispose or direct the disposition of:                          370,242
                      (iv)  Shared power to dispose or to direct the disposition of:                   3,176,000

                  D.       Rubenstein

                  (a)  Amount beneficially owned:                                                      3,301,000
                  (b)  Percent of Class:                                                                   13.7%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                       125,000
                      (ii)  Shared power to vote or to direct the vote:                                3,176,000
                      (iii) Sole power to dispose or direct the disposition of:                          125,000
                      (iv)  Shared power to dispose or to direct the disposition of:                   3,176,000

                  E.       Schlesinger

                  (a)  Amount beneficially owned:                                                      3,176,250
                  (b)  Percent of Class:                                                                   13.2%
                  (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote:                                             0
                      (ii)  Shared power to vote or to direct the vote:                                3,176,250
                      (iii) Sole power to dispose or direct the disposition of:                                0
                      (iv)  Shared power to dispose or to direct the disposition of:                   3,176,250


Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           N/A

Item 8.           Identification and Classification of Members of the Group.

                           N/A

Item 9.           Notice of Dissolution of Group.

                           N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Scott Seligsohn

Dated:  February 9, 2004                    By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  February 7, 2004                    By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  January 21, 2004                    By:  /s/ Clifford D. Schlesinger
                                                 ---------------------------
                                                 Clifford D. Schlesinger, Co-Trustee

                                    Sherwin I. Seligsohn Irrevocable Indenture of Trust dated 7/29/93 FBO Lori S. Rubenstein

Dated:  February 9, 2004                    By:  /s/ Scott Seligsohn
                                                 -------------------
                                                 Scott Seligsohn, Co-Trustee

Dated:  February 7, 2004                    By:  /s/ Lori S. Rubenstein
                                                 ----------------------
                                                 Lori S. Rubenstein, Co-Trustee

Dated:  January 21, 2004                    By:  /s/ Clifford D. Schlesinger
                                                 ---------------------------
                                                 Clifford D. Schlesinger, Co-Trustee

Dated:  February 9, 2004            /s/ Scott Seligsohn
                                    -------------------
                                    Scott Seligsohn

Dated:  February 7, 2004            /s/ Lori S. Rubenstein
                                    ----------------------
                                            Lori S. Rubenstein

Dated:  January 21, 2004            /s/ Clifford D. Schlesinger
                                    ---------------------------
                                    Clifford D. Schlesinger


                                  EXHIBIT INDEX


Exhibits

1. Joint Filing Agreement, dated February 9, 2004, February 7, 2004 and January 21, 2004 between the Trusts, Seligsohn, Rubenstein and Schlesinger.